SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

89816T103

(CUSIP Number)

James Panella Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-6942

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2006

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), 13d -1(f) or 13d -1(g), check the following box ☒.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

CUSIP No. 89816T103	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,537,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,537,226
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.40%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 89816T103	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY & CO. INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,478,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,478,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,478,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 89816T103	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY DW INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14	TYPE OF REPORTING PERSON* CO

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Common Stock”) of Trump Entertainment Resorts, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1000 Boardwalk at Virginia Avenue, Atlantic City, NJ 08401.

   Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”), and Morgan Stanley DW Inc., a Delaware corporation (“MSDW” and, together with MS and MS&Co., the “Reporting Persons”). MS&Co. and MSDW are wholly-owned subsidiaries of MS.

     (b) The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedules A, B and C.

     (c) Not applicable.

     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B or C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Delaware.

   Item 3. Source and Amount of Funds or Other Consideration.

     On April 5, 2005, the United States Bankruptcy Court for the District of New Jersey, confirmed the Second Amended Joint Plan of Reorganization of Trump Hotels & Casino Resorts, Inc. (the “Predecessor Company”), dated March 30, 2005 (the “Reorganization Plan”) and the findings of fact and conclusions of law, together with all documents and instruments prepared in connection therewith. The Reorganization Plan became effective on May 19, 2005, pursuant to which Morgan Stanley received 4,758,463 shares of Class A Common Stock of the Company and MSDW received 47,973 shares of Class A Common Stock of the Company, each in full and final satisfaction of their claims as pre-petition note holders of the Predecessor Company.1 The purchase price for the additional 719,669 shares of Common Stock purchased by MS&Co. was $13,416,296. Such price was funded through internally generated funds. In addition, MSDW holds 11,121 shares of Common Stock on behalf of clients for investment purposes.

   Item 4. Purpose of Transaction.

     As a result of the Reorganization Plan described in Item 3 above, on May 20, 2005, MS&Co. received 4,758,463 shares of Common Stock and MSDW received 47,973 shares of Common Stock. In addition, 719,669 shares of Common Stock were acquired by MS&Co. for investment purposes and MSDW holds 11,121 shares of Common Stock on behalf of client accounts.

     The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this

1.   Note that this number includes an additional 397 shares that were not included in the Reporting Persons original Schedule 13G due to a rounding error.

ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

     Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 5,537,226 shares of Common Stock, or approximately 20.40% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 5,478,132 shares of Common Stock, or approximately 20.18% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own 59,094 shares of Common Stock, or approximately 0.22% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co and MSDW.

     (c) MS&Co. has effected the following purchases of Common Stock during the past 60 days:

Date	Amount	Price
11/15/2005	30,520	$17.64
11/16/2005	18,457	$17.48
11/17/2005	20,000	$17.47
11/18/2005	70,000	$17.53
11/21/2005	5,000	$17.50
11/25/2005	20,000	$17.70
11/29/2005	50,000	$17.68
11/30/2005	41,000	$18.08
12/1/2005	32,800	$18.45
12/5/2005	34,294	$18.98
12/12/2005	600	$20.42
12/15/2005	6,302	$19.97
12/16/2005	40,000	$20.05
12/19/2005	100	$20.00
12/22/2005	81,175	$20.00
12/23/2005	50,000	$20.00
12/27/2005	50,000	$19.99
12/28/2005	148	$20.00
12/30/2005	1,255	$20.00
1/3/2006	33,166	$19.99
1/4/2006	94,852	$20.00

     Other than the transactions described above, to the best of the Reporting Person’s knowledge, none of the executive officers or directors of the Reporting Persons (listed on attached Schedules A, B and C) nor any other Reporting Person have effected any transaction in the Common Stock during the past 60 days.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 4.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Voting Agreement between the Reporting Persons and Donald J. Trump.

     Exhibit 2: Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2006

MORGAN STANLEY

By:	/s/ Dennine Bullard

	Name:	Dennine Bullard
	Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Dennine Bullard

	Name:	Dennine Bullard
	Title:	Authorized Signatory

MORGAN STANLEY DW INC.

By:	/s/ Ron Carman

	Name:	Ron Carman
	Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

*Roy J. Bostock	Chairman of the Partnership for a Drug Free America

*Erskine B. Bowles	President of the University of North Carolina

*Edward A. Brennan	Former Chairman, President and Chief Executive Officer of Sears, Roebuck and Co.

*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to the Acting President of MS

*Sir Howard J. Davies	Director, London School of Economics and Political Science

*C. Robert Kidder	Principal, Stonehenge Partners, Inc.

*John J. Mack	Chairman of the Board and Chief Executive Officer

*Charles H. Noski	Former Corporate Vice President and Chief Financial Officer of Northrop Grumman Corporation

*O. Griffith Sexton	Adjunct Professor, Columbia Business School and Visiting Lecturer, Princeton University

*Dr. Laura D’Andrea Tyson	Dean of the London Business School

*Dr. Klaus Zumwinkel	Chairman of the Board of Management, Deutsche Post AG

Walid A. Chammah	Head of Investment Banking

Jonathan Chenevix-Trench	Chairman, Morgan Stanley International

Zoe Cruz	Acting President

Thomas Daula	Chief Risk Officer

Raymond Harris	Acting President and COO, Individual Investor Group

David Heleniak	Vice Chairman

Roger C. Hochschild	President and COO, Discover Financial Services

Jerker Johansson	Co-Head of Institutional Sales and Trading

Gary G. Lynch	Chief Legal Officer

Alasdair Morrison	Chairman and CEO, Morgan Stanley Asia

Eileen Murray	Head of Global Operations and Technology

David W. Nelms	Chairman and CEO, Discover Financial Services

Thomas Nides	Chief Administrative Officer and Secretary

Neal A. Shear	Co-Head of Institutional Sales and Trading

David H. Sidwell	EVP and Chief Financial Officer

Cordell G. Spencer	Deputy Head of Investment Banking

Owen D. Thomas	President and COO, Investment Management

* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

*Walid A. Chammah	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of Morgan Stanley (“MS”)

*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to the Acting President of MS

*Zoe Cruz	Managing Director, Chief Executive Officer and President of MS&Co. and Acting President of MS

*Richard Portogallo	Managing Director of MS&Co. and Head of U.S. Equity Division of MS

*Robin Roger	Managing Director of MS&Co. and Chief of Staff to the Chief Legal Officer of MS

*Neal A. Shear	Managing Director of MS&Co. and Co-Head of Institutional Sales and Trading of MS

*Cordell G. Spencer	Managing Director of MS&Co. and Deputy Head of Investment Banking of MS

John H. Faulkner	Managing Director, General Counsel and Secretary of MS&Co.

Alan Scheuer	Managing Director and Treasurer of MS&Co. and Treasurer of MS

Paul C. Wirth	Managing Director and Chief Financial Officer of MS&Co. and Controller of MS

* Director

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY DW INC

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

*Frank Bianco	Managing Director, Controller and Chief Financial Officer

*Michael R. Durbin	Managing Director

*Raymond A. Harris	Acting President and COO, Individual Investor Group (MS)

*Richard R. Sanchez	Managing Director

*Kirk Wickman	Managing Director, General Counsel and Secretary

Raymond A. Harris	President, Chief Executive Officer, Chief Operating Officer, Managing Director

Jeffrey L. Adams	Managing Director

Ian Bernstein	Managing Director

Michael A. Burke, Sr.	Managing Director

Ronald T. Carman	Managing Director and Assistant Secretary

Noland Cheng	Managing Director

Scott R. Graflund	Managing Director

Shelley S. Hanan	Managing Director

Thomas K. Harms	Managing Director

Henry E. Kaplan	Managing Director

Douglas J. Ketterer	Managing Director

Paul W. Klug	Managing Director

Steven G. Magee	Managing Director

William A. McMahon	Managing Director

James Mahon	Managing Director

Kevin Morano	Managing Director

Thomas P. O’Brien	Managing Director

Daniel Petrozzo	Managing Director

Raymond M. Smesko	Managing Director

Sririam Subramaniam	Managing Director

Edward M. Sullivan	Managing Director

George D. Sullivan	Managing Director

Jeffrey S. Swartz	Managing Director

Benedict R. Tarantino	Managing Director

Todd R. Taylor	Managing Director

Chris Van Aeken	Managing Director

Jacqueline T. Brody	Assistant Treasurer

Maryann Fappiano	Assistant Treasurer

William J. Forsell	Assistant Treasurer

Jai Sooklai	Assistant Treasurer

Charlene R. Herzer	Assistant Secretary

Susan M. Krause	Assistant Secretary

William J. O’Shaughnessy, Jr.	Assistant Secretary

* Director